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SEC FILE NUMBER
8-65698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.W. COLE FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4301 ANCHOR PLAZA PARKWAY, SUITE 450
(No. and Street)

TAMPA	FL	33634
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FERNANDO FUSSA	813-935-6776	FERNANDO.FUSSA@JW-COLE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DEJOY & CO. CPAS, LLP
(Name – if individual, state last, first, and middle name)

280 E. Broad St., Suite 300	ROCHESTER	NY	14604
(Address)	(City)	(State)	(Zip Code)

02/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FERNANDO FUSSA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.W. COLE FINANCIAL. INC._____, as of DECEMBER 31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2025

J.W. COLE FINANCIAL, INC.

DECEMBER 31, 2025

<u>TABLE OF CONTENTS</u>



DeJoy & Co.
CPAs, LLP
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J.W. Cole Financial, Inc.'s management. Our responsibility is to express an opinion on J.W. Cole Financial, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Cole Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DeJoy & Co. CPAs, LLP

We have served as J.W. Cole Financial, Inc.'s auditor since 2020.

March 30, 2026.

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS

Cash	$	1,669,159
Cash equivalents with clearing organizations		2,752,042
Deposits with clearing organizations		75,000
Receivable from broker-dealers and clearing organizations		690,147
Accounts receivable - other		874,720
Notes receivable		805,862
Property and equipment, net		553,204
Finance right of use asset, net		3,564,449
Prepaid expenses		514,702
Due from related party		30,576
Deposits		39,416
TOTAL ASSETS	$	11,569,277

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	733,231
Retirement plan payable		400,000
Commissions payable		2,012,921
Due to related party		574,784
Finance lease liability		4,240,369
Total Liabilities		7,961,305

STOCKHOLDER'S EQUITY

Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding		1,000
Additional paid-in capital		76,500
Retained earnings		3,530,472
Total Stockholder's Equity		3,607,972
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	11,569,277

The accompanying notes are an integral part
of this financial statement.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Operations</u>

J. W. Cole Financial, Inc. (the "Company" or "JWC") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States, and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

<u>Cash and Cash Equivalents with Clearing Organizations</u>

The Company considers amounts held by financial institutions and short-term investments with original maturities at purchase of 90 days or less to be cash and cash equivalents.

<u>Deposits with Clearing Organizations</u>

The clearing broker requires the Company to maintain a $75,000 deposit to secure customers' accounts.

<u>Use of Estimates</u>

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Receivable from broker-dealers and clearing organizations, accounts receivable - other, notes receivable, and allowance for credit losses</u>

Receivables from broker-dealers and clearing organizations primarily consist of commission and transaction related receivables. Accounts receivable - other primarily consists of subscription way receivables and other receivable amounts. Notes receivable consist of advances to financial advisors. Management periodically reviews the sufficiency of the allowance for credit losses, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2025. Accounts are charged off against the allowance for credit losses when management determines such accounts are uncollectible.

<u>Fair Value Measurements</u>

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a three-level fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. Level 1 inputs are based on quoted prices in active markets for identical assets. The Company has money market funds included in cash with clearing organizations. These funds are valued at the closing price reported by the funds, deemed actively traded, and considered Level 1 in the hierarchy.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years).

NOTE B – NOTES RECEIVABLE

Notes receivable consist of advances to financial advisors under written note agreements. Under the terms of the notes, outstanding balances are repaid either by periodic principal payments or by forgiveness, which is recorded as commissions expense in the accompanying statement of income, over a designated time period. These notes are secured by any outstanding commissions or compensation due from JWC to the borrowers.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025, consists of the following:

Vehicles	$ 782,146
Furniture and fixtures	134,952
Equipment	87,386
Leasehold improvements	147,469
	1,151,953
Less accumulated depreciation	(598,749)
Property and equipment, net	$ 553,204

NOTE D – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE E – CONTINGENCIES

The Company is involved in litigation arising out of the ordinary course of business. Management has made an evaluation and determined that the matter is not material to the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when losses are probable and reasonably estimable.

NOTE E – CONTINGENCIES (continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to the clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

NOTE F – LEASE COMMITMENTS

The Company leases office space in Tampa, FL through a non-cancelable lease which expires in November 2033. The Company's office lease do not include restrictive financial or other covenants. Payments due under the lease contract included fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

Maturities of lease liabilities as of December 31, 2025, are as follows:

Year Ending December 31,

	Finance lease
2026	$ 679,494
2027	696,481
2028	713,893
2029	731,740
2030	750,034
Thereafter	2,289,550
Total undiscounted lease payments	5,861,192
Less: imputed interest	(1,620,823)
Total lease liabilities	$ 4,240,369

NOTE G – RELATED PARTY TRANSACTIONS

JWC allocated a portion of its lease expenses for its office space, payroll costs of some of its employees, and a portion of computer expenses to a company, which is wholly owned by JWC's parent company. There were no outstanding amounts due as of December 31, 2025.

As of December 31, 2025, there were net funds due to JWC's affiliate company of $574,784. There are no payment terms in regard to the funds due to JWC's affiliate company.

NOTE H – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions. The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under SEA Rule 15c3-1(a)(1), as it does not maintain customer accounts. At December 31, 2025, the Company had net capital of $1,520,118 which was $1,226,994 in excess of its required net capital of $293,124. The Company's net capital ratio was 2.89 to 1.

NOTE I – SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including principal and agency transactions. The Company's chief operating decision maker ("CODM") is the senior leadership team comprised of the President, the Chief Operating Officer and the Chief Financial Officer. The CODM utilizes net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note J), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summaries of significant accounting policies in Note A. The Company operates in a single reportable segment; therefore, all financial information, including and assets, is included in the accompanying financial statement.

NOTE J – SUBSEQUENT EVENT

The Company has performed an evaluation of subsequent events through March 30, 2026, which is the date the financial statement was available for issue. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.